Exhibit 99.1
Shinhan Financial Group submitted ‘Shinhan Financial Group CSR Report 2019’ to Korea Exchange

On July 13, 2020, Shinhan Financial Group submitted ‘Shinhan Financial Group CSR (Corporate Social Responsibility) Report 2019’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).